Exhibit 99.1

Webull Launches in the European Union, Debuting Retail Investment Platform in the Netherlands
Global online investment platform established hub in Amsterdam, beginning EU rollout

AMSTERDAM, 8 September 2025 - /PRNewswire/ - Webull Corporation (NASDAQ: BULL), owner of the Webull investing platform, today announced its entry into the European market with the launch of brokerage services in the Netherlands. Headquartered in Amsterdam, Webull EU will give retail investors of all experience levels access to the Webull platform, beginning in the Netherlands, with additional EU countries expected to follow in the coming months.

The Dutch subsidiary, Webull Securities (Europe) B.V., received authorisation from the Dutch Authority for the Financial Markets (AFM) in September 2024. Through this entity, residents in the Netherlands can now trade European and U.S.-listed equities (stocks), fractional shares, European ETF’s, and U.S. options. They also gain access to news, industry data, educational materials, and advanced tools to make informed investment decisions. Investors can trade during extended trading hours, and do so at very competitive prices through the user-friendly Webull app.

“The investment landscape has evolved significantly over the past decade,” said Andries van Luijk, Chief Executive Officer of Webull EU. “The European public is increasingly seeking low-cost and accessible investment opportunities, both within their own countries and across international markets. Webull’s strength lies in its global network and innovative mindset, which allows us to focus on delivering the best solutions for our clients while building sustainability and trust. Our primary goal is to provide our clients with a superior trading experience by empowering them with the most advanced trading tools and resources to make informed investment decisions.”

“We are proud to expand Webull’s international footprint with our launch in the European Union,” said Anthony Denier, Group President & U.S. CEO of Webull. “This expansion establishes our presence in Europe and reflects our commitment to making investing more accessible worldwide.”

The Webull EU trading platform can be downloaded through the Apple App Store and the Google Play Store.

Visit www.webull.eu to learn more.

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About Webull EU

Webull Securities (Europe) B.V. is an online investment platform built on next generation global infrastructure. Users of the Webull platform are empowered to pursue their financial goals with advanced charting tools, cutting-edge technology, and real-time market data. Through Webull's online brokerage, self-directed investors can access low-cost trading across a wide range of assets, including European and U.S.-listed equities (stocks), fractional shares, European ETF’s and US options. Webull Securities (Europe) B.V. is an AFM authorised investment platform. For more information about Webull Securities (Europe) B.V., please visit www.webull.eu.

About Webull Corporation

Webull Corporation (NASDAQ: BULL) owns and operates Webull, a leading digital investment platform built on next-generation global infrastructure. Through its global network of licensed brokerages, Webull offers investment services in 14 markets across North America, Asia Pacific, Europe, and Latin America. Webull serves more than 24 million registered users globally, providing retail investors with 24/7 access to global financial markets. Users can put investment strategies to work by trading global stocks, ETFs, options, futures, fractional shares, and digital assets through Webull's trading platform, which seamlessly integrates market data and information, its user community, and investor education resources. Learn more at www.webullcorp.com. You may also access certain information on Webull and its securities on the website of the SEC at http://www.sec.gov, where Webull will, among others, be filing reports, such as Reports on Form 6-K and its Annual Report on Form 20-F.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release or other statements of the Company are forward-looking statements, including the launch of trading services in the Netherlands. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this press release and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions, failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses and costs, of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and digital assets and their respective trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business; (10) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (11) risk of further actions taken by various government bodies in the United States that have made the Company the subject of inquiries and investigations relating to concerns about our connections to China; (12) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (13) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organisations; (14) the ability to meet, or continue to meet, stock exchange listing standards; (15) the possibility of adverse developments in pending or new litigation and regulatory investigations; (16) risks related to significant disruptions in the cryptocurrency market that negatively impacts user engagement with cryptocurrency trading on our platform; (17) political, regulatory or economic changes that affect cryptocurrencies, including changes in the governance of a cryptocurrency; (18) risks related to the offer and resale of our securities, such as dilution from the issuance of additional Class A ordinary shares upon the exercise of warrants, and increased volatility, or significant declines, in the price of our securities based on increased trading activity and the perception that sales of our securities may occur; and (19) other risks and uncertainties that are more fully described in filings made, or to be made, by the Company with the SEC, including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know about or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this press release may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Webull EU Media Contact

Axioma Communications Agency

Simone Smits

Simone@axioma.nl

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